WWA GROUP, INC.

600 East Baseline Road, Suite B3

TEMPE
ARIZONA 85283

April 20, 2009

Ta Tanisha Meadows

Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549-0405

Re:     WWA Group, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2007

Filed April 10, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 15, 2008

File No. 0-26927

Dear Ms. Meadows:

Thank you for your comments dated June 9, 2008, which we received on March 24, 2009, related to our disclosure for WWA Group, Inc. (“Company”) on Form 10-K for the fiscal year ended December 31, 2007, filed on April 10, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2008 filed on May 15, 2008.

We do hereby submit this response letter in connection with our proposed filing of an amended Form 10-K for the fiscal year ended December 31, 2007 and an amended Form 10-Q for the fiscal quarter ended March 31, 2008.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

     Ruairidh Campbell, Esq.
     Orsa & Company
     600 Westwood Terrace

Austin

     Texas 78746

Telephone: (512) 462-3327

     Facsimile: (512) 462-3328

     Email: ruairidhcampbell@msn.com"
ruairidhcampbell@msn.com

The following are our detailed responses to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures (Item 9a (T), page 41

1.

Please disclose the conclusions of your principal executive officer and principal financial officers, or persons performing similar functions, regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 307 of Regulation S-K. Otherwise, please tell us how you complied with the Exchange Act Rules regarding management’s evaluation of the effectiveness of your disclosure controls and procedures.

Response:

The attached Form 10-K/A for the fiscal year ended December 31, 2007 properly addresses the conclusions of our principal executive officer and principal financial officers regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15.

Signatures, page 49

2.	Please revise to indicate each capacity in which Mr. Montandon and Mr. Naswa signed the report. Refer to general instruction D to Form 10-K.

Response:

The attached Form 10-K/A for the fiscal year ended December 31, 2007 properly indicates each capacity in which Mr. Montandon and Mr. Naswa signed the our report on Form 10-K/A in accordance with general instruction D to Form 10-K.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 13. Supplementary Disclosure of Cash Flow Information, page F-17

3.

Reference is made to your disclosure on Form 8-K filed July 19, 2006 and Form 8-K/A filed July 10, 2006. It appears that you acquired all the issued and outstanding capital stock of Crown Diamond Holdings, Ltd. upon the conversion of a $3 million convertible loan issued in 2005 and payment of $250,000 in cash. Yet your disclosure indicates that you acquired a cargo vessel in exchange for an outstanding note receivable. Please tell us why the business combination is accounted for and disclosed as an asset purchase as opposed to the acquisition of a business. Refer to SFAS 141 and EITF 98-3. Also tell us how you presented the cash payment in the consolidated statements of cash flows on page F-7. In addition, you disclosed in Form 8-K/A filed July 10, 2006 that the required financial statements and pro forma statements would be filed within the time permitted by the rule, which we assume is Rule 3-05 of Regulation S-X. However, it appears that the financial statements and pro forma information required by Rule 3-05 of Regulation S-X have not been filed. Please advise. In doing so, show us the results of your significance tests using the conditions specified in Rule 1-02(w) of Regulation S/X.

Response:

We have reviewed our filings on Form 8-K and Form 8-K/A respectively and concluded that certain language relied upon in those filings might indicate to the reader the erroneous conclusion that the transaction pursuant to which the Company purchased the MS Iron Butterfly in July of 2006 was a business combination rather than an asset purchase. However, this was not the case as detailed below.

The Company loaned $3,000,000 to Crown Diamond Holdings Ltd. (“Crown”) in October of 2005 to purchase and operate the MS Iron Butterfly pursuant to an agreement that included an option to convert all or part of the amounts due into equity ownership of the ship. The loan was collateralized by the outstanding stock of Crown. In June of 2006, the Company indicated to Crown its intention to convert all of the amounts due into a 100% equity interest in the ship by satisfying the loan in exchange for the outstanding shares of Crown. The acquisition of the MS Iron Butterfly was then consummated in July of 2006 as a purchase agreement which included a $250,000 payment to the prior owners for their efforts in extending the term of charter then in place. The assets and liabilities of Crown as of the purchase date consisted entirely of the ship and that amount due to the Company under the loan. Accordingly, the Company determined that the purchase of Crown did not fall within the parameters of Rule 3-05 or Rule 11-01.d. of Regulation S-X as the acquisition of an operating subsidiary. Rather, the Company deemed the transaction to be an asset purchase whereby short term notes receivable were converted into ownership of the ship.

Our disclosure for the period ended December 31, 2006 indicates that the $250,000 paid as the cash component of the acquisition was properly included in the $391,266 reported as purchases of equipment and property in the Cash Flow Statement. However, it appears that the non-cash disclosure in Note 13 of our Form 10-K for the period ended December 31, 2007 did not properly separate the cash and non-cash components of the acquisition of the MS Iron Butterfly.  The non-cash disclosure in Note 13 should have been reflected as $3,000,000 rather than $3,250,000 since the $250,000 was included in the Cash Flow Statement.

We have accordingly amended Note 13 of the Form 10-K for the period ended December 31, 2007 to indicate $3,000,000 as the non-cash portion of the transaction. The Cash Flow Statement remains unchanged.

Exhibits 31(a) and 31(b)

4.

You omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. You have also omitted the beginning portion of paragraph 5 regarding your other certifying officer(s). Please file certifications that comply exactly with the certification in Item 601(b)(31)(i) of Regulation S-K.

Response:

The attached Exhibits 31(a) and 31(b) for the fiscal year ended December 31, 2007 include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting and the beginning portion of paragraph 5 regarding our other certifying officers.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4T. Controls and Procedures, page 16

5.      Please note that you are not required to provide a management report on internal control over financial reporting in interim filings. However, you are required to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Please do so. Refer to Items 308(a) and 307 of Regulation S-K.

Response:

The attached Item 4T. Controls and Procedures for the fiscal quarter ended March 31, 2008 includes the conclusions of our principal executive and principal financial officer regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15.

Exhibits 31(a) and 31(b)

6.	Please file the certifications that comply exactly with the certification in Item 601(b)(31)(i) of Regulation S-K. Refer to the comment above.

Response:

The attached Exhibits 31(a) and 31(b) for the fiscal year ended March 31, 2008 comply exactly with the certification in Item 601(b)(31)(i) of Regulation S-K.

In connection with the Company’s response to these comments, we confirm the following:

•	The Company is responsible for the adequacy and accuracy in its filings;

•	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filings on Form 10-K/A for the fiscal year ended December 31, 2007 and Form 10-Q/A for the quarter ended March 31, 2008, please contact us.

Sincerely,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer

Enclosures

10K Amended December 31, 2007

10Q Amended March 31, 2008